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                                                                   Exhibit 21.01

                              Celerity Group, Inc.
                              List of Subsidiaries


     The following entities will be subsidiaries of Celerity Group, Inc. upon the completion of this offering:


Kinetics Fluid Systems, Inc.
Unit Instruments, Inc.
Celerity Singapore Pte Ltd.
Kinetics Japan K.K.
Kinetics Fluid Systems Ireland Ltd.
Kinetics Korea Ltd.
Kinetics Nihon K.K.
Unit Instruments GmbH